SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	BBVA Francés reports consolidated first quarter earnings for fiscal year 2016.

Buenos Aires, May 11, 2016 - BBVA Frances (NYSE: BFR.N; BCBA: FRAN.BA;

LATIBEX: BFR.LA) reports consolidated first quarter earnings for fiscal year

2016.

Highlights

•	BBVA Francés net income for the period ended March 31, 2016 reached AR$ 1,165.1 million, representing a 25.1% increase compared with the same quarter of 2015 and a 2.0% decrease compared with the prior quarter.

•	Net financial income increased by 30.4% compared with the same quarter of 2015, mainly due to higher income derived from intermediation within the private sector, from the public bond portfolio and from foreign exchange differences. Net financial income for the period increased by 4.4% compared with the fourth quarter of 2015.

•	In terms of activity, the private sector loan portfolio totaled AR$ 59.1 billion, increasing by 37.3% compared with the first quarter of 2015 and by 4.7% during the quarter.

•	BBVA Francés continues to maintain outstanding risk indicators in the Argentine financial system. The non-performing loan ratio (non-performing loans/total loans) reached 0.69% as of March 31, 2016, while the coverage ratio (provisions/non-performing loans) reached 283.67%.

•	Total deposits reached AR$ 80.1 billion as of March 31, 2016, increasing by 44.7% in the last twelve months and by 4.2% during the quarter.

•	BBVA Francés maintains adequate levels of liquidity and solvency. As of March 31, 2016 liquid assets (cash and due from banks plus Argentina Central Bank (BCRA) bills and notes) represented 45.8% of the Bank’s total deposits. The capital ratio reached 15.8% of weighted risk assets; with an excess of capital of AR$ 7.1 billon, which is 90.3% higher than the minimum regulatory requirements.

•	On March 21, 2016, the Central Bank of Argentina (BCRA) through its Communication “A” 5927 removed all fees on saving accounts, as well as on the associated debit cards. In addition it also removed all fees on electronic transfers by individuals without any cap, which can now be made every day at any time.

•	On the same date and through Communication “A” 5928 the BCRA authorized a 20% increase in all banking charges, eliminating since September 2016 the regulatory pricing. Such Communication also established that no income derived from Insurance on Debit Balance will be charged in any credit transaction.

Other Events

•	On February 16, 2016, the Supreme Court rejected the appeal filed by the Anti-Money Laundering Agency (“Unidad de Información Financiera” UIF), in case No. 181/10, therefore upholding the ruling of the IV Chamber, of the Court of Appeals (“Cámara Contencioso Administrativa Federal”), that revoked the UIF resolution and annulling the fine originally imposed to BBVA Francés.

•	At the Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2016, the shareholders approved by majority the distribution of cash dividends totaling AR$ 900 million. The payment is subject to the authorization of the BCRA. In addition, AR$ 2.1 billion was allocated to the discretionary reserve for future distributions results.

•	On April 7, 2016, the BCRA through Communication “A” 5943 increased the amount of deposits covered by the Deposit Guarantee Fund (from AR$ 350,000 to AR$ 450,000), effective as of May 1, 2016. Furthermore, it also decreased the monthly amount that the financial entities must allocate to the Deposit Guarantee Fund, to the equivalent of 0.015% of the deposits monthly average of the daily balances of the second month immediately preceding.

•	It is worth mentioning the agreement reached by Argentina with most of the holdouts, resolving the public debt defaulting issue outstanding since 2002. Argentina issued USD 16,500 billion of sovereign debt in April 2016, representing its first international bond issuance since 2002. The offering was four times oversubscribed.

Argentina made payments to the litigant funds on April 22, 2016 for USD 9.3 billion. It is estimated that the aggregate amount of payments to holdouts would be approximately USD 10.5 billion, representing a release of 44% of the aggregate amount of the outstanding claims.

On May 4, 2016, payment was made for bond coupons with jurisdiction overseas, whose payment had been suspended by the injunction issued by a judge of New York on June 30, 2014. This payment reached USD 2,694.5 million.

Economic Environment

In December 2015 the National Government declared, after taking office, the situation of “statistic emergency” as a consequence of the inconsistencies detected in the information released by the Instituto Nacional de Estadistica y Censos (statistic national agency (INDEC)). This measure implies the temporary suspension of the release of new economic figures until the situation has been regularized. As a consequence, several indicators mentioned in the paragraphs below are not updated.

Regarding economic activity, INDEC has recently published the revised preliminary GDP for 2015. Economic activity increased by 2.1% during last year, losing momentum during the fourth quarter when it only increased by 0.9% on an annual basis There is no official GDP data for the first quarter 2016.

The latest information issued by INDEC of the National and Urban Consumer Price Index (IPC-NU) corresponded to October 2015 and showed accumulated inflation of 11.9% for the January-October period; and of 14.3% compared with October 2014. In order to fill the lack of CPI information until new figures are released by INDEC, we took as a proxy the CPI of Autonomous City of Buenos Aires (CPI-CABA), calculated by the statistics agency of CABA government. Such index increased by 11.8% during the first quarter of 2016 and by 35.0% year over year.

The national public sector fiscal balance recorded a primary deficit of AR$ 49.6 billion during the first quarter of the year, representing a 12.2% increase compared with the deficit or AR$ 44.2 billion reached during the same period of the previous year. These numbers do not include incomes from rents of BCRA and ANSES (Argentine Institute of Social Security).

Primary public sector spending increased by 28.3% and public sector revenues showed an increase of 31.1% during the first quarter.

Public debt Interest payments increased by 19.1% during the period and income from rents of BCRA and ANSES increased by 78.7%. As a result, the total deficit reached AR$ 34.6 billion, representing a 21.9% decreased compared with the same period of 2015.

In the first quarter of 2016 tax revenues increased by 32.1% year-over-year. Income tax increased by 32.6%, export duties by 19% and Value added tax by 35.2% during the same period.

In the external sector, the accumulated trade deficit reached USD 0.4 billion during the first quarter of 2016, 68.3% lower than the deficit recorded during the same period of 2015. From January to March 2016, the trade balance recorded total exports of USD 12.4 billion (representing a 0.2% increase year-over-year) and total imports by USD 12.8 billion (representing a 0.3% decrease year-over-year).

In first quarter of 2016 the BCRA’s stock of international reserves increased by USD 4.0 billion, reaching a total balance of USD 29.6 billion. During such quarter, the BCRA sold the equivalent of USD 43 million in the foreign exchange market.

The BCRA maintains the bilateral currency swap agreement entered into with the People’s Bank of China. Further, since February 2016, the BCRA has added USD 5.0 billion from a repo transaction with private banks.

The Badlar interest rate for private banks increased by 322 b.p. in the first quarter of 2016, averaging 27.4% compared with the 24.2% average rate in the fourth quarter of 2015.

The stock of private sector loans in pesos decreased in the first quarter or 2016 by 0.28% compared with the balance of fourth quarter of 2015, while private sector loans in dollars increased by 35.3%.

Total deposits in the financial system increased by 3.4% in the first quarter of 2016. In the same period, private sector deposits denominated in pesos increased by 2.5% and those denominated in dollars increased by 11.7%.

The Bank

BBVA Francés begins the year strengthening its efforts in line with the BBVA Group’ global proposal. In this sense, the Bank renews it purpose under the slogan “bring the age of opportunities to everyone”, with the aim of generating a positive impact in the client’s experience within the financial industry.

Regarding commercial activities, BBVA Francés was present during the summer season in the most important tourist centers offering exclusive experiences for clients and non-clients, focusing the promotional actions on spreading the benefits of Frances Go, the app for smartphones launched in 2015.

In addition, the Bank continued to promote the benefits of its alliance with LATAM, offering the exchange of LATAM Pass’ kilometers for national and international flights, as well as for a broad catalogue of products.

Furthermore, the #futbolnonstop campaign invites all BBVA Francés clients to continue make purchases with their BBVA Francés Visa credit cards in order to participate in the draw for tickets to the best soccer events of the season and for attending the Olympic Games of Rio 2016.

With the launch of the new “Talleres Card” under the framework of the sponsorship agreement entered into with Club Atletico Talleres de Córdoba, BBVA Francés continues to develop its strategy of being recognized as the soccer Bank.

Last March, the Bank participated in the 10° edition of Expoagro, the most important exhibition of the agro sector in the country. BBVA Francés was present with an institutional stand, completely renovated in line with the concept of modernity and digitalization, where specialist advisers attended all the queries about the different products and services that BBVA Francés offers to the agro business segment: the package Agro LATAMPASS insurance, pledge loans and loans at 0 interest rates with the BBVA Francés Agro credit card to buy inputs, seeds and cattle, with the possibility to pay in July 2017.

Regarding the development of the social responsibility program, during the period, the Bank established contact with the educational centers that are members of the BBVA Francés Financial Educations Program of Integration Scholarships, of which 1,440 students will benefit during 2016.

The Bank continues its “SMEs Management Strengthening” training program together with some of the most prestigious business schools in Argentina.

In addition, the Bank launched the 27° edition of the “Prize to the Agro Entrepreneur”. The prize has become a classic of the agro sector, providing recognition and encouragement to those who innovate and improved the profitability of their business as a result.

Presentation of Financial Information

•	Foreign currency balances as of March 31, 2016 have been translated into pesos at the reference exchange rate published by the BCRA at such date (AR$ 14.5817/ US$).

•	This press release contains unaudited financial information that consolidates all of the banking activities of BBVA Francés and its subsidiaries on a line-by-line basis. The Bank’s interest in the Consolidar Group – BBVA Consolidar Seguros S. A. and Consolidar AFJP (in liquidation)-, is shown as
“Investments in other companies” (recorded under the equity method) and the corresponding results are included in “Income from Equity Investments”.

•	Information contained in this press release may differ from the information published by the BBVA Group for Argentina, which is prepared according to Spanish accounting standards for all BBVA Group affiliates.

Financial Information

				Δ% quarter ended 03-31-16 vs
Condensed Income Statement (1)	Quarter ended			quarter ended
(in thousands of pesos except income per share, ADS and percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Net Financial Income	2,980,043	2,854,922	2,285,033	4.4%	30.4%
Provision for loan losses	(161,351)	(197,541)	(143,097)	-18.3%	12.8%
Net income from services	931,083	960,726	960,451	-3.1%	-3.1%
Administrative expenses	(2,095,807)	(1,889,227)	(1,581,333)	10.9%	32.5%
Operating income	1,653,968	1,728,880	1,521,054	-4.3%	8.7%
Income (Loss) from equity investments	44,802	46,960	31,735	-4.6%	41.2%
Income (Loss) from Minority interest	(39,994)	(34,593)	(31,774)	15.6%	25.9%
Other Income/Expenses	56,471	1,780	(97,601)	3072.5%	-157.9%
Income tax and Minimum Presumed Tax	(550,163)	(554,766)	(492,468)	-0.8%	11.7%
Net income for the period	1,165,084	1,188,261	930,946	-2.0%	25.2%
Net income per share (2)	2.17	2.21	1.73	-2.0%	25.2%
Net income per ADS (3)	6.51	6.64	5.20	-2.0%	25.2%

(1)	Exchange rate: AR$ 14,5817 Ps = 1 USD
(2)	Assumes 536,877,850 ordinary shares
(3)	Each ADS represents three ordinary shares

During the first quarter of 2016, the Bank’s net income totaled AR$ 1,165.1 million, increasing by 25.2% compared with the same quarter of 2015, while decreasing by 2.0% compared to the prior quarter.

Net financial income grew by 30.4% compared with the first quarter of 2015. Such increase was mainly due to higher intermediation with the private sector as well as higher gains derived from the public bonds portfolio. Compared with the previous quarter, the increase in net financial income was of 4.4% due to higher income derived from CER adjustment and from foreign exchange differences.

Provisions for loan losses increased compared with the first quarter of 2015 due to the higher volume of lending and the deterioration of the loan portfolio.

Compared with the previous quarter, provisions for loan losses showed a decline of 18.3%, mainly due to lower provisions resulting from lower lending volume.

During the second quarter of 2015, the Bank redefined the charges triggered by credit and debit card transactions, reclassifying them from administrative expenses to service charge expenses, in line with the standards applied in the industry.

Other/income expenses totaled AR$ 56.5 million for the period ended March 31, 2016. It is worth mentioning that this line item included for the first quarter of 2015 certain administrative penalties in accordance with the Communication “A” 5689 issued on January 8, 2015 by the BCRA. Such penalties were thereafter revoked by the IV Chamber of the Court of Appeals.

				Δ% quarter ended 03-31-16 vs
Main figures		Quarter ended		quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Return on Average Assets (1)	4.1%	4.7%	4.8%	-12.0%	-13.9%
Return on Average Shareholders’ Equity (1)	32.6%	36.2%	34.5%	-10.0%	-5.5%
Net fee Income as a % of Operating Income	23.8%	25.2%	29.6%	-5.5%	-19.6%
Net fee Income as a % of Administrative Expenses	44.4%	50.9%	60.7%	-12.6%	-26.9%
Adm. Expenses as a % of Recurrent Income (2)	53.6%	49.5%	48.7%	8.2%	10.0%

(1)	Annualized.
(2)	Adm.Expenses / (Net financial income + Net income from services)

Net Financial Income

Net financial income arising from the intermediation with the private sector increased by 7.7% compared with the first quarter of 2015. Compared with the previous quarter it did not register a significant variation, mainly due to an increase in the cost of funds.

Income from securities and short-term investments included non-recurring income originated by variations in the valuation of public securities. Such results totaled a loss of AR$ 204.8 million during the quarter under analysis, whereas for the same quarter of 2015 and for the previous quarter, it registered gains of AR$ 267.1 million and of AR$ 382.1 million, respectively.

Both, the line items “CER Adjustment” and “Foreign exchange difference” reflected important gains compared with the same quarter of 2015 and the previous quarter, mainly due to the depreciation of the Argentine peso in December 2015.

				Δ% quarter ended 03-31-16 vs
Net financial income	Quarter ended			quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Net financial income	2,980,043	2,854,922	2,285,033	4.4%	30.4%
Net income from financial intermediation	1,229,373	1,236,777	1,141,287	-0.6%	7.7%
CER adjustment	161,393	41,249	45,228	291.3%	256.8%
Income from securities and short term investments	980,137	1,133,458	921,729	-13.5%	6.3%
Interest on Government guaranteed loans	9,072	4,089	3,544	121.9%	156.0%
Foreign exchange difference	369,257	31,654	121,789	1066.5%	203.2%
Others	230,811	407,695	51,456	-43.4%	348.6%

Income from Public and Private Securities

The Bank has the discretion to mark-to-market its total public bonds portfolio; because of that, such income includes the unrealized losses/gains from variations in the valuations of the portfolio.

				Δ% quarter ended 03-31-16
Income from securities and short-term investments	Quarter ended			vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Income from securities and short-term investments	980,137	1,133,458	921,729	-13.5%	6.3%
Holdings booked at fair value	(21,714)	601,465	368,080	-103.6%	-105.9%
Bills and Notes from the Central Bank	958,961	512,661	537,885	87.1%	78.3%
Other fixed income securities	42,890	19,332	15,765	121.9%	172.1%
CER adjustment	161,520	41,264	45,240	291.4%	257.0%

Net Income from Services

Net income from services, not taking into account the previously mentioned reclassification, increased by 7.5% compared with the first quarter of 2015 and decreased by 2.1% compared with the previous quarter.

In the year-to-year comparison, growth was due mainly to higher consumption with credit cards, higher fees associated with insurance and higher fees generated by an increase in the stock of deposit accounts, as well as due to the fees generated by PSA Finance. Such growth was partially offset by an increase in service charge expenses related to promotions associated with the LATAM Pass kilometers program.

The decrease experienced during the quarter was mainly explained by the seasonal behavior of credit cards consumption, which was lower during the period.

Net income from services		Quarter ended		Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Net income from services	931,083	960,726	960,451	-3.1%	-3.1%
Service charge income	1,481,111	1,547,202	1,302,855	-4.3%	13.7%
Service charges on deposits accounts	338,874	327,449	266,581	3.5%	27.1%
Credit cards and operations	548,511	601,513	514,163	-8.8%	6.7%
Insurance	146,228	150,501	157,517	-2.8%	-7.2%
Capital markets and securities activities	6,695	22,617	12,288	-70.4%	-45.5%
Fees related to foreign trade	58,033	47,933	35,300	21.1%	64.4%
Other fees	382,769	397,189	317,005	-3.6%	20.7%
Services Charge expense	(550,027)	(586,476)	(342,404)	-6.2%	60.6%

Administrative Expenses

Administrative expenses increased by 32.6% compared with the first quarter of 2015 and by 11.0% compared with the previous quarter. Not considering the previously mentioned reclassification, the increase compared with the same quarter of 2015 would have been of 39.8%.

The increase in personnel expenses mainly reflected advances for future salary increases and a higher number of employees compared with both other quarters under analysis.

General expenses increased by 43.9% annually and by 8.4% during the quarter. The annual increase was mainly due to the fact that higher advertising and promotion charges were registered in line with the commercial campaigns made by the Bank, as well as to higher electricity and communications charges due to the tariffs adjustment, in addition to the impact of the increase in prices, the effect of the devaluation and a higher volume of activity.

During the quarter, higher expenses in electricity and communication were partially offset by lower advertising and promotions charges.

As of March 31, 2016, the Bank had 5,884 employees, representing an increase of 5.2% compared with the first quarter of 2015. In addition. The branch office network totaled 301 offices, including 251 consumer branch offices and 34 branch offices specializing in SMEs and institutions. Corporate banking is divided by industries: consumption, heavy industries and oil and gas, providing personalized attention to large corporations. Complementing its distribution network, the Bank had 14 in-company branches, 1 point of sale outlet and 1 express point, 695 ATM’s and 796 self-service terminals (ATS).

Administrative expenses	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Administrative expenses	(2,095,807)	(1,889,227)	(1,581,333)	10.9%	32.5%
Personnel expenses	(1,219,519)	(1,079,365)	(905,375)	13.0%	34.7%
Electricity and Communications	(38,972)	(29,050)	(26,166)	34.2%	48.9%
Advertising and Promotion	(67,952)	(72,742)	(42,518)	-6.6%	59.8%
Fees and external administrative services	(33,323)	(35,726)	(20,499)	-6.7%	62.6%
Taxes	(198,595)	(193,002)	(143,921)	2.9%	38.0%
Organization and development expenses	(18,926)	(18,890)	(14,603)	0.2%	29.6%
Amortizations	(54,142)	(50,160)	(44,592)	7.9%	21.4%
Other	(464,378)	(410,292)	(383,659)	13.2%	21.0%

Other Income / Expenses

Other income/expenses totaled a gain of AR$ 56.5 million during the first quarter of 2016, including AR$ 48.8 million of administrative penalties in accordance to the BCRA regulation (Communication “A” 5689) issued on January 8,, 2015. During the first quarter of 2016 the IV Chamber of the Court of Appeals revoked such penalty in the amount of AR$ 39 million.

Income from Equity Investments

Income from equity investments sets forth net income from related companies that are not consolidated. During the first quarter of 2016, a gain of AR$ 44.8 million was recorded, mainly due to the stake held by BBVA Francés in Rombo Compañía Financiera.

Balance and activity

Total Public Sector Exposure

Exposure to the public sector’s National Treasury increased by 50.1% compared with the first quarter of 2015 and by 23.2% compared with the previous quarter, mainly due to the purchases of bonds.

The Bank’s portfolio of BCRA bills and notes both showed an increase, during the period under analysis and in the last twelve months, in accordance to the liquidity policy implemented by the Bank.

As of March 31, 2016, the public sector’s National Treasure assets represented 3.8% of the Bank’s total assets. Total exposure to the BCRA’s bills and notes net of holdings linked to reverse repo transactions, represented 10.6% of the Bank’s total assets.

Total exposure to the public sector includes public debt of the National Treasury through public securities and guaranteed loans, as well as the BCRA’s bills and notes.

Exposure to the Public Sector	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Public Sector—National Government	4,433,717	3,597,597	2,953,117	23.2%	50.1%
Public Sector Loans	74,853	66,799	57,208	12.1%	30.8%
Total bond portfolio	4,359,082	3,531,010	2,797,440	23.5%	55.8%
Holdings book at fair value	4,015,178	3,220,093	2,524,516	24.7%	59.0%
Holdings book at amortized cost	164	164	98,391	0.0%	-99.8%
Unlisted	343,740	310,753	174,533	10.6%	96.9%
Allowances	(218)	(212)	(201)	2.8%	8.5%
Reverse repo	—	—	98,670	n/a	-100.0%
Public Sector—National Government own portfolio	4,433,717	3,597,597	2,854,447	23.2%	55.3%
Bills and Notes from Central Bank	13,302,958	11,086,580	11,985,646	20.0%	11.0%
Own portfolio	12,321,088	11,086,580	10,013,949	11.1%	23.0%
Reverse repo w/Central Bank	981,870	—	1,971,697	n/a	-50.2%
Total exposure to the Public Sector	17,736,675	14,684,177	14,938,763	20.8%	18.7%
Total exposure to the Public Sector without repos	16,754,805	14,684,177	12,868,396	14.1%	30.2%

Loan Portfolio

The private sector loan portfolio totaled AR$ 59.1 billion as of March 31, 2016, representing an increase of 37.3% and 4.7% compared with the first quarter of 2015 and with the previous quarter, respectively.

In the last twelve months, consumer loans increased by 35.2%, Such increase was mainly due to an outstanding performance of credit cards, which registered an increase of 46.6% during the period,

whereas car loans and personal loans also registered increases of around 20%.

Commercial loans increased by 39.8% in the same period, mainly due to a higher portfolio of advances and foreign trade operations.

During the quarter, consumer loans were kept at the same level, whereas the commercial loan portfolio increased by 12% mainly due to higher loans to large corporations.

Net loans	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Private & Financial sector loans	59,134,567	56,496,522	43,084,357	4.7%	37.3%
Advances	8,195,034	6,739,426	7,180,739	21.6%	14.1%
Discounted and purchased notes	8,979,534	9,559,666	5,882,870	-6.1%	52.6%
Consumer Mortgages	1,988,051	2,122,955	1,512,906	-6.4%	31.4%
Car secured loans	4,493,535	4,567,505	3,644,048	-1.6%	23.3%
Personal loans	7,428,791	7,343,933	6,181,597	1.2%	20.2%
Credit cards	18,176,278	18,322,958	12,399,432	-0.8%	46.6%
Loans to financial sector	1,367,594	1,530,454	810,528	-10.6%	68.7%
Other loans	8,658,592	6,510,536	5,609,073	33.0%	54.4%
Unaccrued interest	(212,823)	(216,365)	(135,135)	-1.6%	57.5%
Adjustment and accrued interest & exchange difference	1,241,172	1,127,744	948,643	10.1%	30.8%
Less: Allowance for loan losses	(1,181,191)	(1,112,290)	(950,344)	6.2%	24.3%
Loans to public sector	74,853	66,799	57,208	12.1%	30.8%
Loans to public sector	8,734	8,823	8,773	-1.0%	-0.4%
Adjustment and accrued interest & exchange difference	66,119	57,976	48,435	14.0%	36.5%
Net total loans	59,209,420	56,563,321	43,141,565	4.7%	37.2%

Asset Quality

As of March 31, 2016, the asset quality ratio (non-performing loans/total loans) was 0.69%, while the coverage ratio (provisions/non-performing loans) reached 283.67%.

The NPL ratio decreased compared with the first quarter of 2015 although it increased compared with the previous quarter, mainly as a result of higher non-performing loans as well as an increase in the performing portfolio.

Asset quality ratios	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Non-performing loans (1)	416,402	370,000	406,138	12.5%	2.5%
Allowance for loan losses	(1,181,191)	(1,112,290)	(950,344)	6.2%	24.3%
Non-performing loans/net total loans	0.69%	0.64%	0.92%	7.5%	-25.1%
Non-performing private loans/net private loans	0.69%	0.64%	0.92%	7.5%	-25.1%
Allowance for loan losses/non-performing loans	283.67%	300.62%	234.00%	-5.6%	21.2%
Allowance for loan losses/net total loans	1.96%	1.93%	2.16%	1.4%	-9.3%

(1)	Non-performing loans include:all loans to borrowers classified as “Problem”, “Deficient Servicing”,“High Insolvency Risk”, “Difficult Recovery”, “Irrecoverable” and “Irrecoverable for Technical Decision” according to the new Central Bank debtor classification system.

The following table shows the evolution of provisions for loan losses, including charges relating to transactions recorded under “Other receivables” from financial intermediation.

Evolution of provisions	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Balance at the beginning of the quarter	1,119,687	1,024,797	943,061	9.3%	18.7%
Increase / decrease	161,351	197,541	143,097	-18.3%	12.8%
Provision increase / decrease—Exchange rate difference	5,318	12,237	837	-56.5%	-535.4%
Aplications / Reversals	(97,598)	(114,888)	(130,387)	-15.0%	-25.1%
Balance at the end of the quarter	1,188,758	1,119,687	956,608	6.2%	24.3%

Deposits

Total deposits reached AR$ 80.1 billion as of March 31, 2016, representing an increase of 44.7% in the last twelve months and of 4.2% during the quarter.

During the year, time deposits registered a significant increase of 47.1%, while sight accounts also increased by 44.1%.

It is worth mentioning that total peso-denominated deposits increased by 28.7% in the last twelve months.

Compared with the previous quarter, total deposits increased by 4.2%, driven by a 3.9% increase in term deposits, while sight accounts grew by 3.3%.

Foreign currency denominated deposits increased by 173.1% and by 33% compared with the same quarter of 2015 and with the previous quarter, respectively. Foreign currency denominated deposits totaled AR$ 16.7 billion (equivalent to US$ 1.2 billion) as of March 31, 2016, representing 20.9% of the Bank’s total deposits.

Total deposits	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Total deposits	80,099,181	76,863,436	55,355,670	4.2%	44.7%
Current accounts	19,361,280	21,201,742	16,193,981	-8.7%	19.6%
Peso denominated	18,674,131	20,593,528	15,380,061	-9.3%	21.4%
Foreign currency	687,149	608,214	813,920	13.0%	-15.6%
Saving accounts	25,737,565	22,452,261	15,097,425	14.6%	70.5%
Peso denominated	15,359,809	14,972,121	11,717,780	2.6%	31.1%
Foreign currency	10,377,756	7,480,140	3,379,645	38.7%	207.1%
Time deposits	33,155,157	31,895,955	22,538,963	3.9%	47.1%
Peso denominated	27,911,716	27,705,124	20,866,807	0.7%	33.8%
CER adjusted time deposits	1,126	1,072	419	5.0%	168.7%
Foreign currency	5,242,315	4,189,759	1,671,737	25.1%	213.6%
Investment Accounts	5,586	34,807	594	-84.0%	n/a
Peso denominated	5,586	34,807	594	-84.0%	n/a
Other	1,839,593	1,278,671	1,524,707	43.9%	20.7%
Peso denominated	1,441,097	995,207	1,273,909	44.8%	13.1%
Foreign currency	398,496	283,464	250,798	40.6%	58.9%
Rescheduled deposits + CEDROS	2,234	2,234	2,234	0.0%	0.0%
Peso denominated	2,234	2,234	2,234	0.0%	0.0%
Total deposits + Rescheduled deposits & CEDROS	80,101,415	76,865,670	55,357,904	4.2%	44.7%

Other Funding Sources

Other funding sources totaled AR$ 3.1 billion, as of March 31, 2016 increasing 24% in the last twelve months, while it decrease 17.9% compared to the previous quarter.

In the last twelve months, negotiable obligations were issued by the Bank and by PSA Finance and some series of bonds matured during the period.

Additionally, dollar funding increased during the period, mainly through funding lines aimed at financing exports.

Of the total senior bonds outstanding, AR$ 1.6 billion corresponded to those issued by BBVA Francés and AR$ 51.7 million to PSA Finance.

Other funding sources	Quarter ended			Δ% quarter ended 03-31-16 vs quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Lines from other banks	1,485,135	1,863,498	601,260	-20.3%	147.0%
Senior Bonds	1,608,592	1,902,562	1,894,585	-15.5%	-15.1%
Total other funding sources	3,093,727	3,766,060	2,495,845	-17.9%	24.0%

Capitalization

As of March 31, 2016, the Bank’s total shareholders’ equity totaled AR$ 14.8 billion, while the excess over the BCRA minimum capital requirements was AR$

7.1 billion or 90.1%. On the same date, the capital ratio reached 15.8% of assets adjusted to risk.

				Δ% quarter ended 03-31-16 vs
Capitalization	Quarter ended			quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Capital Stock	536,878	536,878	536,878	0.0%	0.0%
Issuance premiums	182,511	182,511	182,511	0.0%	0.0%
Adjustments to stockholders equity	312,979	312,979	312,979	0.0%	0.0%
Subtotal	1,032,368	1,032,368	1,032,368	0.0%	0.0%
Reserves on Profits	8,899,508	8,899,508	6,095,012	0.0%	46.0%
Unappropriated retained earnings	4,949,571	3,784,487	4,135,442	30.8%	19.7%
Total stockholders’ equity	14,881,447	13,716,363	11,262,822	8.5%	32.1%

				Δ% quarter ended 03-31-16 vs
Central Bank Requirements	Quarter ended			quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Central Bank Minimum Capital Requirements	7,813,073	7,128,504	5,428,888	9.6%	43.9%
Central Bank Minimum Capital Requirements (a, b)	7,682,943	7,064,858	5,263,970	8.7%	46.0%
Increase in capital requirements related to custody	130,130	63,646	164,918	104.5%	-21.1%
a) Central Bank Minimum Capital Requirements	7,682,943	7,064,858	5,314,226	8.7%	44.6%
Allocated to Asset at Risk	5,769,780	5,134,942	3,777,492	12.4%	52.7%
DCR (derivative conterparter risk)	—	14,393	6,914	-100.0%	-100.0%
Non Compliance of Other Credit Regulations	—	—	50,256	n/a	-100.0%
Market Risk	162,912	287,600	149,434	-43.4%	9.0%
Operational Risk	1,750,251	1,627,923	1,330,130	7.5%	31.6%
b) Minimum capital required for the Guarantee Fund for the Sustainability of the Pas-as-you-go System maneged by the Argentine Republic and registrar of mortgage notes	520,520	400,000	659,672	30.1%	-21.1%
5% of the securities in custody and book-entry notes	520,520	400,000	659,672	30.1%	-21.1%
Bank Capital Calculated under Central Bank Rules	14,934,191	13,704,185	11,278,580	9.0%	32.4%
Ordinary Capital Level 1	14,401,947	13,206,449	10,875,059	9.1%	32.4%
Dedusctions Ordinary Capital Level 1	(311,162)	(281,230)	(169,521)	10.6%	83.6%
Capital Level 2	843,406	778,966	573,042	8.3%	47.2%
Excess over Required Capital	7,121,118	6,575,681	5,849,692	8.3%	21.7%
Capital Ratio (Central Bank rules)	15.9%	15.5%	17.1%	2.4%	-7.2%
Excess over Required Capital as a % of Shareholders’ Equity	47.9%	47.9%	51.9%	-0.2%	-7.9%

Additional Information

				Δ% quarter ended 03-31-16 vs
	Quarter ended			quarter ended
(in thousands of pesos except percentages)	03-31-16	12-31-15	03-31-15	12-31-15	03-31-15
Exchange rate	14.58	13.01	8.82	12.1%	65.3%
Quarterly CER adjustment	10.5%	4.1%	3.1%	153.2%	235.5%

This press release contains or may contain certain forward-looking statements within the meaning of the United States Securities Litigation Reform Act of 1995, including, among other things, concerning the prospects of the Argentine economy, BBVA Francés’ earnings, business plans, cost-reduction plans, and capitalization plan, and trends affecting BBVA Francés’ financial condition or results of operations. Any forward-looking statements included in this press release are based on current expectations and estimates, but actual results and events may differ materially from anticipated future results and events. Certain factors which could cause the actual results and events to differ materially from the expected results or events include: (1) changes in domestic or international stock market prices, exchange rates or interest rates; (2) macroeconomic, regulatory, political or governmental changes; (3) changes in the markets for BBVA Francés’ products and services; (4) increased competition; (5) changes in technology; or (6) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of BBVA Francés. Additional factors that could cause the actual results or events to differ materially from the expected results or events are described in the reports filed by BBVA Francés with the United States Securities and Exchange Commission (“SEC”), including, but not limited to, BBVA Francés’ annual report on Form 20-F and exhibits thereto. BBVA Francés does not undertake to revise or update any of the information contained herein under any circumstances, including if at any moment following dissemination of such information it is no longer accurate or complete.

Conference Call

A conference call to discuss first quarter earnings will be held on Thursday, May 12, 2016, at 12:00 pm New York time – 13:00 pm Buenos Aires time. If you are interested in participating, please dial (888) 572 7033 within the U.S. or +1 (719) 325 2491 outside the U.S. at least 5 minutes prior to our scheduled conference time. Confirmation code: 4032488. This conference will be recorded. To ask for a digital replay, please dial (888) 203 1112 within U.S or +1 (719) 457 0820, using the same confirmation code. The replay will be available until June 13, 2016.

Internet

This press release is also available at BBVA Francés web site: www.bbvafrances.com.ar

Contacts

Cecilia Acuña

Investor Relations

(5411) 4341-5036

ceciliaviviana.acuna@bbva.com

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

BALANCE SHEET (in thousands of pesos)

	03-31-16	12-31-15	09-30-15	03-31-15
Cash and due from banks	23,414,132	27,970,169	13,937,749	12,897,039
Government and Private Securities	17,448,966	14,416,484	15,652,920	14,779,848
Holdings booked at fair value	4,015,178	3,220,093	2,583,782	2,524,516
Holdings booked at amortized cost	—	—	—	98,391
Reverse repo	164	164	164	98,670
Listed Private Securities	130,884	109,859	89,259	72,826
Bills and Notes from the Central Bank	13,302,958	11,086,580	12,979,915	11,985,646
Less: Allowances	(218)	(212)	(200)	(201)
Loans	59,209,420	56,563,321	49,981,675	43,141,565
Loans to the private & financial sector	59,134,567	56,496,522	49,918,078	43,084,357
Advances	8,195,034	6,739,426	7,813,118	7,180,739
Discounted and purchased notes	8,979,534	9,559,666	7,708,000	5,882,870
Secured with mortgages	1,988,051	2,122,955	1,806,419	1,512,906
Car secured loans	4,493,535	4,567,505	4,127,086	3,644,048
Personal loans	7,428,791	7,343,933	6,805,408	6,181,597
Credit cards	18,176,278	18,322,958	14,672,406	12,399,432
Loans to financial sector	1,367,594	1,530,454	1,246,674	810,528
Other loans	8,658,592	6,510,536	6,010,784	5,609,073
Less: Unaccrued interest	(212,823)	(216,365)	(161,426)	(135,135)
Plus: Interest & FX differences receivable	1,241,172	1,127,744	908,499	948,643
Less: Allowance for loan losses	(1,181,191)	(1,112,290)	(1,018,890)	(950,344)
Public Sector loans	74,853	66,799	63,597	57,208
Principal	8,734	8,823	8,822	8,773
Plus: Interest & FX differences receivable	66,119	57,976	54,775	48,435
Other banking receivables	6,753,374	3,728,874	5,559,493	4,191,933
Repurchase agreements	982,677	—	1,910,161	2,046,557
Unlisted private securities	212,856	200,894	86,868	101,707
Other banking receivables	5,565,408	3,535,377	3,568,371	2,049,933
Less: provisions	(7,567)	(7,397)	(5,907)	(6,264)
Investments in other companies	426,278	363,861	336,070	367,021
Intangible assets	259,976	236,861	211,624	157,514
Organization and development charges	259,976	236,861	211,624	157,514
Other assets	7,762,404	7,412,813	6,453,052	5,595,936
Total Assets	115,274,550	110,692,383	92,132,583	81,130,856
Deposits	80,101,415	76,865,670	63,216,454	55,357,904
Current accounts	19,361,280	21,201,742	17,703,627	16,193,981
Saving accounts	25,737,565	22,452,261	17,302,839	15,097,425
Time deposits	33,155,157	31,895,955	26,762,368	22,538,963
Investment Accounts	5,586	34,807	88,774	594
Rescheduled deposits CEDROS	2,234	2,234	2,234	2,234
Other deposits	1,839,593	1,278,671	1,356,612	1,524,707
Other banking Liabilities	15,015,019	15,031,971	11,618,140	10,087,578
Other provisions	1,021,902	999,929	961,630	896,150
Other contingencies	1,021,206	999,319	960,988	895,482
Guarantees	696	610	642	668
Other liabilities	3,888,356	3,749,284	3,513,683	3,222,499
Minority interest	366,411	329,166	294,574	303,903
Total Liabilities	100,393,103	96,976,020	79,604,481	69,868,034
Total Stockholders’ equity	14,881,447	13,716,363	12,528,102	11,262,822
Total liabilities + stockholders’ equity	115,274,550	110,692,383	92,132,583	81,130,856

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar: by the equity method)

INCOME STATEMENT (in thousands of pesos)

	03-31-16	12-31-15	09-30 -15	03-31-15
Financial income	5,495,068	4,998,740	4,160,006	3,769,403
Interest on Cash and Due from Banks	—	—	—	—
Interest on Loans Granted to the Financial Sector	112,598	109,505	76,198	70,938
Interest on Overdraft	691,193	600,669	614,867	488,603
Interest on Discounted and purchased notes	522,801	463,881	350,163	306,681
Interest on Mortgages	101,694	98,158	83,853	68,649
Interest on Car Secured Loans	270,463	264,203	238,125	219,544
Interest on Credit Card Loans	984,737	811,113	679,705	637,018
Interest on Financial Leases	116,114	113,406	103,447	95,305
Interest on Other Loans	919,114	900,677	836,913	737,640
From Other Banking receivables	152	30	108	50
Interest on Government Guaranteed Loans Decree 1387/01	9,072	4,089	4,082	3,544
Income from Securities and Short Term Investments	980,137	1,133,458	891,912	921,729
CER	161,520	41,264	50,113	45,240
Foreign exchange difference	369,257	31,654	122,243	121,789
Other	256,216	426,633	108,277	52,673
Financial expenses	(2,515,025)	(2,143,818)	(1,833,403)	(1,484,370)
Interest on Current Account Deposits	—	—	—	—
Interest on Saving Account Deposits	(7,957)	(7,003)	(5,987)	(4,620)
Interest on Time Deposits	(1,842,388)	(1,576,170)	(1,321,401)	(1,053,486)
Interest on Other Banking Liabilities	(181,920)	(161,272)	(149,052)	(132,824)
Other interests (includes Central Bank)	(1,234)	(1,470)	(1,469)	(1,693)
CER	(127)	(15)	(19)	(12)
Bank Deposit Guarantee Insurance system mandatory contributions	(128,161)	(107,580)	(102,137)	(88,294)
Mandatory contributions and taxes on interest income	(327,833)	(271,370)	(231,747)	(202,224)
Other	(25,405)	(18,938)	(21,591)	(1,217)
Net financial income	2,980,043	2,854,922	2,326,603	2,285,033
Provision for loan losses	(161,351)	(197,541)	(115,201)	(143,097)
Income from services, net of other operating expenses	931,083	960,726	953,272	960,451
Administrative expenses	(2,095,807)	(1,889,227)	(1,645,376)	(1,581,333)
Income (loss) from equity investments	44,802	46,960	69,341	31,735
Net Other income	56,471	1,780	(10,472)	(97,601)
Income (loss) from minority interest	(39,994)	(34,593)	(30,439)	(31,774)
Income before tax	1,715,247	1,743,027	1,547,728	1,423,414
Income tax	(550,163)	(554,766)	(549,658)	(492,468)
Net income	1,165,084	1,188,261	998,070	930,946

BBVA Banco Francés S.A. and subsidiaries (Grupo Consolidar consolidated on a line by line basis)

	03-31-16	12-31-15	09-30-15	03-31-15
Cash and due from banks	23,414,261	27,970,286	13,937,826	12,897,123
Government Securities	17,489,778	14,422,191	15,658,390	14,787,089
Loans	59,209,420	56,563,321	49,981,675	43,141,565
Other Banking Receivables	6,753,374	3,728,874	5,559,493	4,191,933
Assets Subject to Financial Leasing	2,346,370	2,407,451	2,339,833	2,129,618
Investments in other companies	416,473	353,377	331,131	362,112
Other assets	5,689,131	5,290,698	4,368,786	3,668,090
Total Assets	115,318,807	110,736,198	92,177,134	81,177,530
Deposits	80,101,011	76,864,493	63,214,992	55,357,671
Other banking liabilities	15,015,019	15,032,048	11,618,166	10,087,578
Minority interest	374,801	338,136	298,800	308,103
Other liabilities	4,946,529	4,785,158	4,517,074	4,161,356
Total Liabilities	100,437,360	97,019,835	79,649,032	69,914,708
Total Stockholders’ Equity	14,881,447	13,716,363	12,528,102	11,262,822
Stockholders’ Equity + Liabilities	115,318,807	110,736,198	92,177,134	81,177,530

Net Income

	03-31-16	12-31-15	09-30 -15	03-31-15
Net Financial Income	2,983,692	2,856,420	2,328,398	2,285,429
Provision for loan losses	(161,351)	(197,541)	(115,201)	(143,097)
Net Income from Services	931,083	960,726	953,272	960,451
Administrative expenses	(2,101,298)	(1,891,536)	(1,646,213)	(1,584,248)
Net Other Income	101,996	54,482	58,164	(62,916)
Income Before Tax	1,754,122	1,782,551	1,578,420	1,455,619
Income Tax	(550,303)	(554,953)	(549,809)	(492,627)
Net income	1,203,819	1,227,598	1,028,611	962,992
Minoritary Interest	(38,735)	(39,337)	(30,541)	(32,046)
Net income for Quarter	1,165,084	1,188,261	998,070	930,946

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date: May 11, 2016	By:	/s/ Ignacio Sanz y Arcelus
Name: Ignacio Sanz y Arcelus
Title: Chief Financial Officer